UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

VIPSHOP HOLDINGS LIMITED

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

G93629106

(CUSIP Number)

No. 20 Huahai Street

Liwan District, Guangzhou 510370

The People’s Republic of China

Attention: Jacky Xu

+86 (20) 2233 0000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Z. Julie Gao, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

c/o 42/F, Edinburgh Tower, The Landmark

15 Queen’s Road Central

Hong Kong

Phone:  (852) 3740-4700

February 11, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.		G93629106

1	Names of Reporting Persons Advanced Sea International Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 4,352,155 Class A ordinary shares
		8	Shared Voting Power 0
		9	Sole Dispositive Power 4,352,155 Class A ordinary shares
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,352,155
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 3.8%
14	Type of Reporting Person (See Instructions) CO

CUSIP No.		G93629106

1	Names of Reporting Persons Jacky Xu
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Saint Christopher and Nevis
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 4,352,155 Class A ordinary shares[1]
		8	Shared Voting Power 0
		9	Sole Dispositive Power 4,352,155 Class A ordinary shares[1]
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,352,155
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 3.8%
14	Type of Reporting Person (See Instructions) IN

1  Consists of 4,352,155 Class A ordinary shares held by Advanced Sea International Limited, a British Virgin Islands company wholly owned by Jacky Xu.

Introductory Note

This Amendment No. 1 amends and supplements the Schedule 13D originally filed by the reporting persons with the U.S. Securities and Exchange Commission on February 20, 2013 (the “Original Schedule 13D”), relating to Vipshop Holdings Limited.  Except as expressly set forth herein, there have been no changes in the information set forth in the Original Schedule 13D.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Original Schedule 13D.  This Amendment No. 1 is the final amendment to the Original Schedule 13D and constitutes an exit filing for the reporting persons.

Item 1.         Security and Issuer.

Item 1 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

This Statement on Schedule 13D (this “Statement”) relates to the Class A ordinary shares, par value US$0.0001 per share (the “Shares”), of Vipshop Holdings Limited, a company organized under the laws of the Cayman Islands (the “Company”), whose principal executive offices are located at No. 20 Huahai Street, Liwan District, Guangzhou 510370, the People’s Republic of China.

On September 15, 2014, the Company’s shareholders voted in favor of a proposal to adopt a dual-class share structure, pursuant to which the Company’s authorized share capital was reclassified and redesignated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.  As a result, all of the Company’s shares held by the reporting persons were reclassified into Class A ordinary shares.

Item 3.         Source and Amount of Funds or Other Consideration.

The first paragraph of Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The aggregate number of Shares beneficially owned by the Reporting Persons is 4,352,155, consisting of (a) 4,752,155 shares that were acquired by the Reporting Persons, as early-stage investors, at formation and subsequent financing activities of the Company prior to the Company’s initial public offering of its American depositary shares, each currently representing one-fifth of a Class A ordinary share, in March 2012 (the “Pre-IPO Shares”); plus (b) 1,011,386 shares that were acquired by the Reporting Persons pursuant to a privately negotiated share purchase agreement entered into between Advanced Sea and Dynasty Mount Enterprises Limited (“Dynasty Mount”), a British Virgin Islands company that is wholly owned by another early-stage investor of the Company, on February 8, 2013 (the “Share Purchase Agreement”); minus (c) an aggregate of 1,411,386 shares that were subsequently converted into American depositary shares and sold into the public market.

Item 5.         Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) — (b) The responses to Rows (7) through (13) of the cover pages of this Statement are hereby incorporated by reference in this Item 5.

(c) Except as set forth in Item 4 and Item 5, to the knowledge of the Reporting Persons, no transactions in any of the Shares have been effected by any Reporting Person during the past sixty days.

(d) Not applicable.

Item 7.         Material to be Filed as Exhibits.

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement, dated February 11, 2015 by and between the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2015

Advanced Sea International Limited	By:	/s/ Jacky Xu
Name: Jacky Xu
Title: Director

Jacky Xu		/s/ Jacky Xu
Jacky Xu